SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 14)

Vera Bradley, Inc.

(Name of Issuer)

Common Stock, No Par Value

(Title of Class of Securities)

92335C106

(CUSIP Number)

Joanne R. Soslow, Esq.

Morgan, Lewis & Bockius LLP

1701 Market Street

Philadelphia, Pennsylvania 19103

(215) 963-5000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 16, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐

[(Page 1 of 10 Pages)]

CUSIP No. 92335C106	SCHEDULE 13D	Page 2 of 10 Pages

1	NAMES OF REPORTING PERSONS Barbara B. Baekgaard 2009 Grantor Retained Annuity Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION IN

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 Shares
	8	SHARED VOTING POWER 2,276,867 Shares
	9	SOLE DISPOSITIVE POWER 0 Shares
	10	SHARED DISPOSITIVE POWER 2,276,867 Shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,276,867 Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.8%
14	TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP No. 92335C106	SCHEDULE 13D	Page 3 of 10 Pages

1	NAMES OF REPORTING PERSONS Robert J. Hall
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 105,415 Shares (1)
	8	SHARED VOTING POWER 2,707,055 Shares (2)
	9	SOLE DISPOSITIVE POWER 105,415 Shares (1)
	10	SHARED DISPOSITIVE POWER 2,707,055 Shares (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,812,470 Shares (1)(2)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.4% (1)
14	TYPE OF REPORTING PERSON (See Instructions) IN

(1)	Includes 6,489 shares of Restricted Stock Units held by Robert J. Hall that vested on April 5, 2020 and 98,926 shares held via direct ownership by Robert J. Hall.
(2)

Includes 2,276,867 shares held by the Barbara B. Baekgaard 2009 Grantor Retained Annuity Trust, 63,369 shares held by the Barbara Bradley Baekgaard Family Foundation, 34,065 shares held by the Joan Byrne Hall 2017 Grantor Retained Annuity Trust #1 and 332,754 shares held by the Joan Byrne Hall Revocable Trust.

CUSIP No. 92335C106	SCHEDULE 13D	Page 4 of 10 Pages

1	NAMES OF REPORTING PERSONS Joan Byrne Hall
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 Shares
	8	SHARED VOTING POWER 2,707,055 Shares (1)
	9	SOLE DISPOSITIVE POWER 0 Shares
	10	SHARED DISPOSITIVE POWER 2,707,055 Shares (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,707,055 Shares (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.1% (1)
14	TYPE OF REPORTING PERSON (See Instructions) IN

(1)

Includes 2,276,867 shares held by the Barbara B. Baekgaard 2009 Grantor Retained Annuity Trust, 63,369 shares held by the Barbara Bradley Baekgaard Family Foundation, 34,065 shares held by the Joan Byrne Hall 2017 Grantor Retained Annuity Trust #1 and 332,754 shares held by the Joan Byrne Hall Revocable Trust.

CUSIP No. 92335C106	SCHEDULE 13D	Page 5 of 10 Pages

1	NAMES OF REPORTING PERSONS James B. Byrne
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 367,122 Shares (1)
	8	SHARED VOTING POWER 2,340,236 Shares (2)
	9	SOLE DISPOSITIVE POWER 367,122 Shares (1)
	10	SHARED DISPOSITIVE POWER 2,340,236 Shares (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,707,358 (1)(2)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.1% (1)(2)
14	TYPE OF REPORTING PERSON (See Instructions) IN

(1)	Includes 34,065 shares held by the James B. Byrne 2017 Grantor Retained Annuity Trust #1 and 333,057 shares held by the James Bradley Byrne Revocable Trust.
(2)	Includes 2,276,867 shares held by the Barbara B. Baekgaard 2009 Grantor Retained Annuity Trust and 63,369 shares held by the Barbara Bradley Baekgaard Family Foundation.

CUSIP No. 92335C106	SCHEDULE 13D	Page 6 of 10 Pages

1	NAMES OF REPORTING PERSONS Thomas F. Byrne, II
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 367,122 Shares (1)
	8	SHARED VOTING POWER 2,340,236 Shares (2)
	9	SOLE DISPOSITIVE POWER 367,122 Shares (1)
	10	SHARED DISPOSITIVE POWER 2,340,236 Shares (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,707,358 (1)(2)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.1% (1)(2)
14	TYPE OF REPORTING PERSON (See Instructions) IN

(1)	Includes 34,065 shares held by the Thomas F. Byrne, II 2017 Grantor Retained Annuity Trust #1 and 333,057 shares held by the Thomas Farrell Byrne II Revocable Trust.
(2)	Includes 2,276,867 shares held by the Barbara B. Baekgaard 2009 Grantor Retained Annuity Trust and 63,369 shares held by the Barbara Bradley Baekgaard Family Foundation.

CUSIP No. 92335C106	SCHEDULE 13D	Page 7 of 10 Pages

1	NAMES OF REPORTING PERSONS Michael C. Ray
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 Shares
	8	SHARED VOTING POWER 2,712,488 Shares (1)
	9	SOLE DISPOSITIVE POWER 0 Shares
	10	SHARED DISPOSITIVE POWER 2,712,488 Shares (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,712,488 Shares (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.1% (1)
14	TYPE OF REPORTING PERSON (See Instructions) IN

(1)

Includes 2,276,867 shares held by the Barbara B. Baekgaard 2009 Grantor Retained Annuity Trust, 63,369 shares held by the Barbara Bradley Baekgaard Family Foundation, 338,187 shares held by the Anne-Marie Ray Revocable Trust, and 34,065 shares held by the Anne-Marie Ray 2017 Grantor Retained Annuity Trust #1.

CUSIP No. 92335C106	SCHEDULE 13D	Page 8 of 10 Pages

1	NAMES OF REPORTING PERSONS Anne-Marie Ray
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 Shares
	8	SHARED VOTING POWER 372,252 Shares (1)
	9	SOLE DISPOSITIVE POWER 0 Shares
	10	SHARED DISPOSITIVE POWER 2,712,488 Shares (1)(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,712,488 Shares (1)(2)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.1% (1)(2)
14	TYPE OF REPORTING PERSON (See Instructions) IN

(1)	Includes 338,187 shares held by the Anne-Marie Ray Revocable Trust, and 34,065 shares held by the Anne-Marie Ray 2017 Grantor Retained Annuity Trust #1.
(2)	Includes 2,276,867 shares held by the Barbara B. Baekgaard 2009 Grantor Retained Annuity Trust and 63,369 shares held by the Barbara Bradley Baekgaard Family Foundation.

CUSIP No. 92335C106	SCHEDULE 13D	Page 9 of 10 Pages

1	NAMES OF REPORTING PERSONS Barbara Bradley Baekgaard Family Foundation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 Shares
	8	SHARED VOTING POWER 63,369 Shares
	9	SOLE DISPOSITIVE POWER 0 Shares
	10	SHARED DISPOSITIVE POWER 63,369 Shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 63,369 Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.19%
14	TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP No. 92335C106	SCHEDULE 13D	Page 10 of 10 Pages

This Amendment No. 14 (“Amendment No. 14”) amends the Schedule 13D, as such schedule has previously been amended (the “Schedule 13D”), filed by the Barbara B. Baekgaard 2009 Grantor Retained Annuity Trust (the “Trust”), Robert J. Hall, Joan Byrne Hall, Michael C. Ray, James B. Byrne, Thomas F. Byrne, II, Anne-Marie Ray and the Barbara Bradley Baekgaard Foundation (the “Foundation” and, collectively with the persons and entities named above, the “Reporting Persons”) with respect to the common stock, no par value (the “Common Stock”), of Vera Bradley, Inc. (the “Issuer”). Except as otherwise set forth herein, this Amendment No. 14 does not modify any information previously reported by the Reporting Persons in the Schedule 13D, as amended.

Item	5. Interest in Securities of the Issuer.

See the information contained on the cover pages of this Amendment No. 14, which is incorporated herein by reference. The percentage of shares of Common Stock beneficially owned by each Reporting Person is based on 33,414,490 outstanding shares of Common Stock of the Issuer as of December 2, 2020, as reported in the Issuer’s Form 10-Q for the quarterly period ended October 31, 2020. In computing the number of shares of Common Stock beneficially owned by a person, common shares subject to restricted stock units, options, warrants or rights, if any, held by that person that are currently exercisable or are exercisable or vest within 60 days of the date hereof are deemed outstanding with respect to that person but are not deemed outstanding with respect to any other person.

Since January 25, 2021, each of the James Bradley Byrne Revocable Trust, the Thomas Farrell Byrne II Revocable Trust, the Anne-Marie Ray Revocable Trust and the Joan Byrne Hall Revocable Trust sold shares of Common Stock as set forth below:

James Bradley Byrne Revocable Trust

Date	Number of Shares Sold	Weighted Average Price
March 16, 2021	100,000	$10.93

Thomas Farrell Byrne II Revocable Trust

Date	Number of Shares Sold	Weighted Average Price
March 16, 2021	100,000	$10.93

Anne-Marie Ray Revocable Trust

Date	Number of Shares Sold	Weighted Average Price
March 16, 2021	100,000	$10.93

Joan Byrne Hall Revocable Trust

Date	Number of Shares Sold	Weighted Average Price
March 16, 2021	100,000	$10.93

All of the transactions listed above involved sales in the public trading markets.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 26, 2021

BARBARA B. BAEKGAARD 2009 GRANTOR RETAINED ANNUITY TRUST

By:	/s/ Joan Byrne Hall
Joan Byrne Hall
Trustee

By:	/s/ James B. Byrne
James B. Byrne
Trustee

BARBARA BRADLEY BAEKGAARD FAMILY FOUNDATION

By:	/s/ Joan Byrne Hall
Joan Byrne Hall
Trustee

By:	/s/ James B. Byrne
James B. Byrne
Trustee

By:	/s/ Anne-Marie Ray
Anne-Marie Ray
Trustee

By:	/s/ Thomas F. Byrne, II
Thomas F. Byrne, II
Trustee

By:	/s/ Barbara B. Baekgaard
Barbara B. Baekgaard
Trustee

/s/ Robert J. Hall
Robert J. Hall

/s/ Joan Byrne Hall
Joan Byrne Hall

/s/ Michael C. Ray
Michael C. Ray

/s/ James B. Byrne
James B. Byrne

/s/ Thomas F. Byrne, II
Thomas F. Byrne, II

/s/ Anne-Marie Ray
Anne-Marie Ray